EXHIBIT 13

                          LASALLE/KROSS PARTNERS, L.P.
                                    Suite 500
                             350 E. Michigan Avenue
                            Kalamazoo, Michigan 49007
                               __________________
                            Telephone (616) 344-4993


                                      June 11, 1997


   Mr. Carl E. Root
   Vice President and Secretary
   Permanent Bancorp, Inc.
   101 Southeast Third Street
   Evansville, IN 47708

        Re:  Demand for Stock Ledger and Stockholder List

   Dear Mr. Root,

        On behalf of LaSalle/Kross Partners, Limited Partnership (the "Partnership"), this letter relates to the response of Permanent Bancorp, Inc. (the "Corporation") to the Partnership's request, dated April 21, 1997, to review and copy the Corporation's stockholder list. Pursuant to that request, the Corporation provided the Partnership with what appears to be a stockholder's list as of April 29, 1997 as well as certain daily transfer sheets. In addition, the Corporation supplied a list of participants in its Employee Stock Ownership Plan.

        The foregoing only partially responded to the Partnership's demand. Pursuant to the applicable provisions of the Delaware General Corporation Law, the Partnership reiterates its demand for the opportunity to inspect and copy the following:

        1. All information in the Corporation's possession and/or subject to its direction or control and/or which can be obtained from nominees of any central depository system relating to the breakdown of all brokerage and financial institutions holding shares for their customers in street name and a breakdown of holdings which appear on the corporate stock ledger under the names of any central depository system (e.g., Cede & Co.); and

        2. A list of names, addresses and securities positions of non-objecting beneficial owners and acquiescing beneficial owners obtained by the Corporation from brokers and dealers pursuant to the applicable rules promulgated under the Securities Exchange Act of 1934, as amended. If such a list is not available as of a recent date, such list should be requested.

        Please advise our counsel, Phillip M. Goldberg of Foley & Lardner, One IBM Plaza, 330 North Wabash Avenue, Chicago, Illinois 60611-3608 (telephone number: 312-755-1900) as to when the additional items sought will be made available, and in what form.

   Very truly yours,



   LASALLE/KROSS PARTNERS, L.P.

   By:  Kross Financial, Inc.

   By: /s/ Peter T. Kross
       Peter T. Kross, President